Filed by Max Capital Group Ltd. pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Harbor Point Limited

Commission File No.: 132-02706

The following appeared in the online version of the Bermuda Royal Gazette on March 8, 2010.

Article published March 8. 2010 01:29PM

Becker on Budget impact::

Proposals in Government’s Budget will create a “significant” increase in the cost of doing business in Bermuda, according to Max Capital CEO Marty Becker.

But Mr. Becker believes that Bermuda remains an attractive domicile for international re/insurance companies.

The Max boss is set to become CEO of Alterra Capital Holdings, a new Bermuda-based re/insurer created by the merger of Max and Harbor Point.

Finance Minister Paula Cox proposed to raise the rate of payroll tax two percentage points to 16 percent and to target high earners by raising the payroll tax cap from $350,000 to $750,000.

The Budget also projects a 21 percent rise in revenue from international company fees.

“I think that one of the key things Bermuda has to keep in mind if it wants to be a favoured domicile is that it not only has to remain an efficient place to do business, from a resources and professional staffing point of view, but it also has to remain an economically competitive place to do business.

“And the unilateral increase in cost in the Budget is significant. Over time, all international companies operating from Bermuda will have to assess whether they can continue to compete in a global market given the cost structure in Bermuda. So we would encourage Government to be sensitive to the potential impact on business of changing the economics.

“Having said that, we still view the total Bermuda package as being attractive.”

Mr. Becker said too much had been made about the decisions of Ace and XL Capital to relocate their holding companies in Switzerland and Ireland respectively.

“Bermuda still has a very bright future,” Mr. Becker said.

“People talk about the redomiciles that have taken place, but it’s misleading. The most notable were actually of Cayman companies with Bermuda operations. Now they are legally domiciled elsewhere, but still have their Bermuda operations. Bermuda’s in a great spot and the tax legislation that’s been proposed in the US would have the same effect if we were in Switzerland, Ireland, the Netherlands or anywhere else - it treats all foreign insurers the same.

“The great thing about Bermuda is that you still have an ability to talk with your regulator and that’s a big asset.”